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                          UBS Investment Trust
                           51 West 52nd Street
                      New York, New York  10019-6114

December 30, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:
     UBS Investment Trust
     (File Nos. 33-39659 and 811-6292)

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, UBS Investment Trust (the "Registrant") and the Registrant's principal underwriter, UBS Global Asset Management (US) Inc. hereby respectfully request that the effective date of the Post-Effective Amendment(1) to the Registrant's Registration Statement on Form N-1A ("Registration Statement"), filed on December 30, 2004, be accelerated so that it will become effective on December 30, 2004, or as soon thereafter as practicable. The Registrant and UBS Global Asset Management (US) Inc. are aware of their statutory obligations under the federal securities laws to provide appropriate disclosure of material information.

On behalf of the Registrant, it is hereby acknowledged that:

   - the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

   - should the Securities and Exchange Commission ("SEC") or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

   - the action of the SEC or its staff, acting pursuant to delegated authority, in acknowledging the effective date of the Registration Statement, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

   - the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Please call Jack W. Murphy of Dechert LLP, the Registrant's outside counsel, at (202) 261-3303 or Eric Griffith at (860) 524-3969 if you have any questions.

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(1) Post-Effective Amendment No. 39.


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Sincerely yours,

/s/ James Capezzuto
James Capezzuto
Vice President and Assistant Secretary




The Undersigned hereby joins in the above request.

UBS Global Asset Management (US) Inc.


/s/ W. Douglas Beck
W. Douglas Beck
Executive Director


cc:  Brion Thompson
     Securities and Exchange Commission